SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 30, 2025.

To

Securities and Exchange Commission of Brazil (CVM)

Att.: Superintendent of Company Relations - SEP

Ref.: Request for clarification regarding news – CVM Process nº 19957.015880/2025-12

Dear Sirs,

We refer to Official Letter nº 287/2025/CVM/SEP/GEA-1 ("Official Letter "), dated October 29, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Mr. Director,

We refer to the news published in 10.28.2025 in O Globo Online, Brazil section, under the title: “Defender goes to court to vacate two neighborhoods with sunken soil due to mining extraction in Maceió”, which contains the following statements:

The Public Defender's Office of Alagoas and the Unified Movement of Braskem Victims (MUVB) filed a public civil action against the petrochemical company and the municipality of Maceió asking for the interdiction and immediate eviction of the communities of Flexais de Cima and de Baixo, areas that were isolated after the subsidence of the ground in neighboring neighborhoods. The request, filed last Friday, also requires Braskem to pay for the relocation of the 3,169 homes and pay compensation totaling R$1.7 billion for moral and material damages.

The measure seeks the urgent review of the Priority Actions Map, a document that defines the geological risk zones in the capital of Alagoas. According to the Public Defender's Office, the city hall maintains an outdated and arbitrary map, which ignores recent scientific evidence about soil instability in the Flexais. The exclusion of the region from the risk perimeter means that residents are not entitled to financial compensation paid by Braskem in other affected areas.

In view of the above, we require you to clarify whether the news is true and, if so, explain the reasons why it was understood that it is not a Material Fact, in addition to commenting on other information considered important on the matter.”

In this regard, Braskem clarifies that it learned through the media about the filing of a Public Civil Action by the Public Defender's Office of the State of Alagoas and the Unified Movement of Braskem Victims seeking, among other requests, to change the Map of Priority Actions and the preparation of a Geotechnical Damage Map that covers the communities of Flexais de Cima and Baixo as areas of active geological risk, attributing the value of R$ 1.7 billion to the cause.

The Company informs that it has not yet been cited in the records of said action but will evaluate and take the relevant measures within the applicable legal deadlines.

Being what we had to clarify, we made ourselves available to you for any additional clarifications regarding the topic, if necessary.

São Paulo, October 30 de outubro, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.